Exhibit 4.2

SECOND AMENDMENT OF AMENDED AND RESTATED SENIOR SECURED DEBENTURE

This Second Amendment of Amended and Restated Senior Secured Debenture (this “Amendment”), is made and entered into, effective as of the 10th day of January, 2010, by and between Black Raven Energy, Inc., a Nevada corporation formerly known as “PRB Energy, Inc.” (“Parent”), and West Coast Opportunity Fund, LLC, a Delaware limited liability company (“WCOF”), with reference to the following facts:

Recitals:

A.            On March 5, 2008 (the “Petition Date”), Parent and PRB Oil & Gas, Inc. (“PRB Oil”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Court”).

B.            On January 16, 2009, the Bankruptcy Court confirmed that certain “Modified Second Amended Joint Plan of Reorganization filed by Parent and PRB Oil dated December 3, 2008 (the “Plan”), and the confirmation of the Plan thereafter became effective on February 2, 2009 (the “Confirmation Date”).

C.            Pursuant to the Plan, on February 2, 2009, Parent and PRB Oil executed that certain Amended and Restated Senior Secured Debenture dated February 2, 2009, in the principal amount of Eighteen Million Four Hundred Fifty Thousand Dollars ($18,450,000) (the “Debenture”), to evidence a secured loan from WCOF.

D.            Effective February 2, 2009, PRB Oil was merged into Parent.

E.             On April 13, 2009, an Agreement Regarding New Equity Raise Under the Modified Second Amended Joint Plan of Reorganization (the “New Equity Raise”) was executed by and among the Parent, WCOF and the Official Committee of Unsecured Creditors Appointed by the Bankruptcy Court in the Company’s Bankruptcy Case.

F.             On October 1, 2009, Parent and WCOF entered into the First Amendment of Amended and Restated Senior Secured Debenture whereby certain interest was capitalized to the principal amount owed under the Debenture.

G.            The Debenture, by its terms, may be amended only with the vote of the “Required Holders” (as defined in the Debenture), and WCOF is the sole holder of the Debenture.

H.            The parties have agreed to execute this Amendment in order to memorialize the amendment of the terms of the Debenture as described below.

Agreement:

NOW, THEREFORE, the parties hereto, intending to be legally bound and to amend the Debenture as set forth below, do hereby agree as follows:

1.             Amendment of Debenture.   The Debenture is hereby amended as follows:

1.1          Maturity Date.  Subject to Black Raven Energy, Inc. raising at least $25 million in new common equity at a minimum price of $2.00 per share by February 12, 2010 (the “Terms”), the due date of all principal evidenced by the debenture is hereby extended to June 30, 2013 (as of which date the entire unpaid principal of, all accrued and unpaid interest on, and all other accrued and unpaid charges on the Debenture shall be due and payable in full). If Black Raven Energy, Inc. raises less than $25 million on the Terms stated above, then the maturity date of the Debenture shall not be extended.

2.             Miscellaneous.   Except as expressly modified by Section 1, above, (a) no other term or provision of the Plan, the Debenture or the New Equity Raise will be modified or amended, and (b) the Plan and the Debenture remain in full force and effect in accordance with their respective original terms and are hereby ratified and confirmed by Parent and WCOF.  All capitalized terms that appear in this Amendment and are not defined herein shall have the meaning ascribed thereto in the Debenture.  This Amendment may be executed in two or more counterparts, each of which may be delivered by facsimile and shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Amendment will be governed by and construed under the laws of the State of Colorado, without giving effect to the principles of conflict of law.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the date first above written.

“WCOF:”		“Parent:”

West Coast Opportunity Fund, LLC		Black Raven Energy, Inc.

By:		By:
	Atticus Lowe		W. F. Hayworth
Its:	CIO	Its:	President